BUZZ HPC Closes Acquisition of 7.2 MW Toronto Site to Build Data Centre for Sovereign AI Infrastructure

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - September 18, 2025) - BUZZ High Performance Computing ("BUZZ HPC"), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a Canadian AI cloud provider and NVIDIA Cloud Partner, today announced the acquisition of a 7.2-megawatt (MW) data centre site in the Greater Toronto Area (GTA).

The site will form the foundation of a new Tier III+ data centre built specifically for AI workloads. The facility will serve dual purposes: offering colocation services to enterprises, institutions, and governments seeking sovereign data infrastructure, and deploying BUZZ HPC's own accelerated compute clusters to support high-performance AI development and deployment.

This site will also support BUZZ HPC's recently announced partnership with Bell Canada and its Bell AI Fabric ecosystem, expanding access to sovereign accelerated compute infrastructure nationwide.

Engineered for sustainability and performance, the facility will leverage Ontario's clean electricity grid and deploy liquid-cooling systems capable of supporting GPU racks of 150 kW and higher. This design enables hosting of the most advanced GPU clusters, optimized for high-density AI training, fine-tuning, and inference.

Craig Tavares, President and COO of BUZZ HPC, stated: "This acquisition represents an important step forward for BUZZ HPC and for Toronto's role in the growing AI sector. Together with the Bell AI Fabric partnership, the new data center will provide the power and infrastructure needed to support Canadian research, business innovation, and secure, high-performance deployments. Whether through colocation services or direct access to our accelerated compute clusters, our customers and partners will benefit from infrastructure designed for scalability, reliability, and data sovereignty."

Figure 1: Exterior photo of BUZZ HPC's 7.2 MW Toronto Data Center

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Why Sovereign AI Infrastructure Matters

Sovereign AI infrastructure ensures sensitive data stays in Canada under Canadian law, protecting it from foreign regulations. By keeping facilities Canadian-owned and operated, BUZZ HPC helps secure the country's digital independence, safeguard critical data from geopolitical risks, and provide universities, researchers, and startups with local access to GPU power. By investing in this sector, we aim to drive economic growth, generate high-value employment, and reinforce Canada's leadership in AI.

Toronto's Role in Canada's AI Future

Toronto is home to a globally recognized AI ecosystem, anchored by the Vector Institute, the University of Toronto, other leading institutions, and hundreds of startups. The GTA has attracted billions in AI investment and built one of North America's fastest-growing AI workforces. By adding sovereign, sustainable compute capacity in the heart of this ecosystem, BUZZ HPC strengthens Canada's ability to innovate securely and compete globally.

Figure 2: Geographical location of BUZZ HPC's growing Canadian footprint

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About BUZZ HPC

BUZZ High Performance Computing (BUZZ HPC), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSXV: HIVE) and an NVIDIA Cloud Partner, delivers enterprise-grade cloud services and large-scale NVIDIA GPU clusters. The platform supports a suite of managed services, including Kubernetes, Slurm, virtual machines, and bare-metal deployments optimized for AI, machine learning, and scientific workloads.

Headquartered in Canada with a global reach, BUZZ HPC is one of the first and few Canadian sovereign AI platforms operating at scale. Since 2017, it has deployed supercomputing environments across Canada and the Nordics. Its Tier 3+ data centres powered entirely by renewable energy and engineered with ultra-low Power Usage Effectiveness (PUE) host thousands of industrial-grade GPUs across North America and Europe used for AI model training, fine-tuning and inference.

Through its Green GPU initiative, BUZZ HPC combines AI innovation with sustainability, offering localized expertise and global infrastructure.

Learn more at https://www.buzzhpc.ai.

For further information, please contact:

Craig Tavares, BUZZ HPC President and COO

Tel: (604) 664-1078

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com and https://www.buzzhpc.ai

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the expected deployment, timing, capacity, and expansion of BUZZ HPC's NVIDIA-accelerated infrastructure; the potential impact on Canadian AI innovation, competitiveness, and economic growth; compliance with privacy, cybersecurity, and data residency regulations; the use of renewable energy; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the partnership will proceed as planned, infrastructure will be deployed on the expected timelines and within budget, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: the risk that deployment timelines may change; that costs may exceed expectations; that demand for AI infrastructure may be lower than anticipated; that partnerships or regulatory approvals may not materialize as expected; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of newinformation, future events, or otherwise, except as required by law.

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